FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 12, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

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pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
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Investor Relations

Press Release

ENDESA TO IMPROVE ITS COMPETITIVE POSITION
AND THE FULFILLMENT OF ITS STRATEGIC TARGETS
UNDER THE AUSPICES OF THE NEW NATIONAL
ALLOCATION PLAN FOR EMISSION RIGHTS

•
The allocation of emission rights under the NAP 2008-2012 prioritises plants fuelled by Spanish coal and coal-fired facilities that have invested to comply with the Community Directive on Large Combustion Plants, factors that apply to all of ENDESA’s coal plants.

•	The new regulation governing the island and non-mainland systems guarantees income for local generation facilities, including cost overruns resulting from potential emission rights deficits.

•
The rights allocated to its facilities, together with the carbon credits accruing from its Clean Development Mechanism portfolio, will permit ENDESA’s generation assets to remain highly competitive within the framework of the new NAP.

New York, July 12th 2006.- After a preliminary analysis of the National Allocation Plan (NAP) for emission rights for 2008-2012, ENDESA (NYSE:ELE) believes that the allocation it will receive as a result of the application of the methodology made public today will result in a higher allocation than currently projected in its Strategic Plan, consolidating the competitiveness of its generation assets and leading to a higher forecast EBITDA than currently contemplated in the aforementioned plan.

The NAP 2008-2012 estimates total annual emissions for the electricity sector of 73.3 million tonnes of CO2, excluding new players: the proposed allocation to the sector is 54.7 million tonnes, equivalent to an average adjustment factor of 74.6%.

We would highlight:

• Firstly, in terms of allocation of rights to coal fuelled plants, preference is granted, in accordance with the provisions of the National Mining Plan, to those using Spanish coal and plants that have made technological modifications to comply with the Community Directive on Large Combustion Plants (desulphurisation systems, conversion to imported coal, etc.). This would mean that all of ENDESA’s coal-fired plants would qualify for application of this criterion.

• Secondly, in relation to fossil fuel plants in the island and non-mainland systems, the incremental costs that could arise from an emission rights deficit would be included in allowed costs for purposes of remuneration of generation activities in these locations, pursuant to the provisions of Royal Decree 1,747/2003 and the Ministerial Orders dated 30 March 2006 to enact said provisions.

• Thirdly, the inevitable internalisation in pool prices of the impact of implementation of the emission rights system and as a result of any potential deficit in rights will increase the income accruing to other generation technologies, especially hydro and nuclear plants.

The allocation of emission rights provided for in the NAP 2008-2012 is coherent and proportional to the operation of the various generation technologies contemplated in the National Infrastructure Plan and builds on the experience gained during the application of the first NAP, during which coal-fired plants remained highly competitive.

Regardless of these significant implications, and as announced by ENDESA to the markets at the beginning of June, the Company now has a broad portfolio of carbon certificates at excellent prices thanks to its Clean Development Mechanisms (CDM). At present, this portfolio consists of 62.7 million tonnes of CO2 equivalent covered by firm contracts (ERPA) at an average price of Euro 7.3/tonne, 20.5 million tonnes covered by letters of intent (LOI) at Euro 7.25/tonne and projects under negotiation amounting to 65.2 million tonnes.

These carbon credits, together with the rights allocated, ensure that the Company’s generation facilities will operate on a fully efficient and competitive basis.

In sum, the application of the methodology contained in the draft NAP will mean that the coal fired plants will be dispatched many more hours each year than the CCGTs.

Negative impact on Spain’s economic competitiveness

Notwithstanding the above, we would highlight that the draft NAP 2008-2010 entails a reduction in emission allocations of 36% compared to the allocation approved in the prior NAP. This means that Spain will have to make a greater effort to cut emissions than its European neighbours, despite the fact that Spain enjoys very reasonable energy efficiency levels. We would point out that in 2003 Spain’s specific CO2 emissions were below the average of Europe-25 and lower than emissions of 11 EU countries.

Since the electricity sector is being forced to bear the brunt of the emission cutting effort, it is likely that we will again see - just as in 2005-2007 - a significant emission rights deficit that, bearing in mind the multiplier effect on electricity prices, would have a negative impact on manufacturing sectors, generating higher costs for the overall Spanish economy.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 12, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations